HeartCore Enterprises, Inc.

1-2-33, Higashigotanda, Shinagawa-ku

Tokyo, Japan

February 8, 2022

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	HeartCore Enterprises, Inc.
Registration Statement on Form S-1
CIK No. 0001892322
File No. 333-261984

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, HeartCore Enterprises, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on February 9, 2022, or as soon thereafter as possible.

* * * *

Very Truly Yours,

HeartCore Enterprises, Inc.

/s/ Sumitaka Yamamoto
Sumitaka Yamamoto
Chief Executive Officer

Spartan Capital Securities LLC

45 Broadway, 19th Floor

New York, NY 10002

November 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mobiquity Technologies, Inc.
Registration Statement on Form S-1 (File No. 333-260364)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Spartan Capital Securities LLC, the Lead Managing Underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on Wednesday, December 1, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately ____ copies of the preliminary prospectus dated __________, 2021, as amended, have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Spartan Capital Securities LLC

By:	/s/ Jason Diamond
Name:	Jason Diamond
Title:	Head of Investment Banking

Revere Securities LLC

650 Fifth Avenue, 35th Floor

New York, NY 10019

November 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mobiquity Technologies, Inc.
Registration Statement on Form S-1 (File No. 333-260364)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Revere Securities LLC, the Co-Managing Underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on Wednesday, December 1, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately ____ copies of the preliminary prospectus dated _________, 2021, as amended, have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Revere Securities LLC

By:	/s/ Arthur M. DeFilippo
Name:	Arthur M. DeFilippo
Title:	Managing Director